



EASTMAIN

NEWS RELEASE

Eastmain acquires 1/2 Million Shares of Western Uranium Corporation

TSX Symbol: ER June 2, 2006

Eastmain Resources Inc. (ER:TSX) announces that Ruby Hill Exploration Inc. (formerly 50% owned by Eastmain) has been purchased by Western Uranium Corporation (WUC: TSX-V). Ruby Hill is the owner of prospecting permits and mineral claims covering approximately 486,000 acres in the Thelon basin of Nunavut and the Northwest Territories. Under the terms of the letter agreement issued April 7, 2006 (News release April 11, 2006) and amended April 26, 2006, Western Uranium Corporation ("Western") has acquired all of the issued and outstanding shares of Ruby Hill in exchange for 1.1 million shares of Western to Ruby Hill shareholders. All of the shares issued in the transaction will be subject to a four-month hold period.

As a result of Western's acquisition, Eastmain holds 508,836 shares of Western and Ruby Hill is now a wholly owned subsidiary of Western Uranium Corporation.

Western also holds an inventory (non-NI-43-101 compliant) of 19 million pounds of uranium, with significant potential to increase these resources, in properties located in Nevada and New Mexico.

Unconformity-type uranium deposits like those found in Canada's Athabasca basin are the highest grade deposits in the world. The Thelon basin is geologically analogous to the Athabasca basin and exhibits excellent exploration potential for hosting similar high-grade uranium deposits. Currently, the Thelon basin hosts two significant uranium prospects. The Kiggavik deposit, located in the northeastern part of the basin, is reported to contain 40 million pounds of uranium at a grade of 0.65 per cent of U3O8; and Boomerang Lake, a uranium-gold-silver occurrence with historic drill intercepts to 0.05% U308, 22.4 g/t Au and 12.3 g/t Ag over a half-metre interval is located along the southwestern western perimeter of the basin.

Far less intensively explored than the Athabasca, the Thelon basin provides Western with an excellent point of entry into the Canadian Uranium market. The Company has begun to compile historical exploration data as a basis for initial field work.

Eastmain's strategy is to provide its shareholders with leverage to a thriving uranium market through ownership in privately held companies, like Ruby Hill. Ruby Hill is managed by Dr. Neil Hillhouse, P.Eng, qualified person, Special Technical Advisor to Eastmain, Senior Technical Advisor to Western Uranium Corporation and former President of Ruby Hill Exploration Inc.

Eastmain is one of the most active mining exploration companies in Northern Québec. The Company's primary focus is gold exploration within an emerging mining district in the Eastmain/Opinaca region of Québec. Eastmain recently announced a joint venture agreement with Goldcorp Inc. and Azimut Exploration to explore the Éléonore South property. It has extended its strategic alliance with Goldcorp for another 5-year term and has signed a Letter of Intent with Campbell Resources for the ownership of the Eastmain Gold Mine, located in James Bay Québec.

For further information please contact: Dr. Donald J. Robinson, President or Catherine Butella, Exploration Manager
Phone : (519) 940-4870 • Fax (519) 940-4871 • e-mail: robinson@eastmain.com • Website: www.eastmain.com